McLaughlin & Stern, llp

Founded 1898

STEVEN W. SCHUSTER Partner sschsuter@mclaughlinstern.com (212) 448-6216	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	New York, New York Millbrook, New York Garden city, New York Westport, Connecticut West Palm Beach, Florida Naples, Florida Clark, New Jersey

June 27, 2024

U.S. Securities and Exchange Commission

100 F Street, NE Mail Stop 5973

Washington, DC 20549-5973

Attn:	Benjamin Holt
Division of Corporation Finance

Re:	Sunrise Real Estate Group, Inc.
Form 10-K for the Fiscal Years Ended December 31, 2021 and 2022
Response dated May 3, 2024
File No. 000-32585

Dear Mr. Holt:

On behalf of Sunrise Real Estate Group, Inc. (“Sunrise” or the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission directed to Sunrise in your letter of May 24, 2024.  For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

Item 1. Business, page 2

1.

We note your response to prior comment 3, including your proposed revised summary of risk factors disclosure. In the forepart of the business section, after the paragraph where you state that you and your subsidiaries do not have material contractual arrangements with one or more VIEs based in China, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

McLaughlin & Stern, LLP

Response to Comment 1:

The Company intends to include the following response to Comment 1 from our response to prior comment 3 in our previous response dated May 3, 2024.

We will rearrange our previous response and include the list of risks related to doing business in China where you recommended, which is after the following:

“We and our subsidiaries do not have material contractual arrangements with one or more variable interest entities (VIEs) based in China. Pursuant to the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, jointly issued by the NDRC and the MOFCOM on December 27, 2021 and enforced on January 1, 2022, the foreign investment related to real estate development does not fall within the category of industries in which foreign investment is restricted or prohibited. See “Government Regulation -. Regulations on Foreign-Invested Real Estate Enterprise.”

The risks include discussion of the potential impact of recent Chinese government policies, including, but not limited to the potential impact on the company’s ability to conduct its business, maintain data security accept foreign investments, or list on a U.S. or other foreign exchange, which are identified in the summary of Risks Related to Doing Business in China in the forepart and discussed in more detail under “Item 1A - Risk Factors.” Given the nature of our business, we do not believe that pronouncements on anti-monopoly concerns will have a material impact on our business, which is primarily real estate development, brokerage and related services, as we do not have a dominant position in any market.

“Risks Related to Doing Business in China

All of our business operations are in China. Accordingly, we face various legal and operational risks and uncertainties under the complex and evolving PRC laws and regulations, including the following:

•	Changes in Chinese political policies and economic and social policies or conditions may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.

•	Uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations could have a material adverse effect on us. See “Risk Factors - There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

•	Changes in political, business, economic and trade relations between the United States and China may have a material adverse impact on our business, results of operations and financial condition.

•	Fluctuation in the value of RMB may result in foreign currency exchange losses.

•	The increasing focus on environmental sustainability issues may create operational challenges for us, increase our costs and harm our reputation.

•	Interventions in or the imposition of restrictions and limitations by the PRC government on currency conversion and payments of foreign currency and RMB out of mainland China may limit our ability to utilize our cash balances effectively, including making funds held by our China-based subsidiaries unavailable for use outside of mainland China, which could limit or eliminate our ability to pay dividends and affect the value of your investment. See Risk Factors- We are subject to PRC restrictions on currency exchange.

•	Changes in the laws and regulations of China or noncompliance with applicable laws and regulations may have a significant impact on our business, results of operations and financial condition, and may cause the value of our securities to decline. We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China to fund offshore cash requirements. See Risk Factors - We may use dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have an adverse effect on our ability to conduct our business.

•	Under the EIT Law, if we are classified as a China resident enterprise for Chinese enterprise income tax purposes, such classification would likely result in unfavorable tax consequences to us and our non-Chinese stockholders.

•	We and our stockholders face uncertainty with respect to indirect transfers of equity interests in China resident enterprises through transfer of non-Chinese-holding companies. Enhanced scrutiny by the Chinese tax authorities may have a negative impact on potential acquisitions and dispositions we may pursue in the future.

•	Given the lack of reciprocity and treaties in China and the fact that all of our directors and officers reside in China, there may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China and there are significant costs and time constraints associated with attempting to enforce civil liabilities in China based on United States or other foreign laws against us and our management. See “Directors, Executive Officers and Corporate Governance”

•	Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our Chinese subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

•	Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions. The PRC government may intervene or influence operations at any time, which could result in a material change in our operations and or the value of our securities. See “Risk Factors - There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

•	The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline or be worthless. Local governments where we conduct business may impose additional local regulations that would adversely affect demand for residences. See “Risk Factors - Local governments may issue further restrictive measures.”

•	Laws and regulations regarding cybersecurity, data security and personal information protection regulate cross-border data transfers out of China. While we do not engage in cross-border transactions and do not believe that these measures pose a material risk to our business, future laws and regulations that impact the domestic use and management of personal information could affect on our operations should we gather such information. See “Risk Factors – Future Laws and Regulations regarding cybersecurity, data security and personal information protection could affect our operations. ”

For a more complete discussion of the above summary of risk factors, please see “Risk Factors – Risks Relating to the Peoples Republic of China.”

We also intend to insert the following new risk factor in Item 1A – Risk Factors.

Future Laws and Regulations regarding cybersecurity, data security and personal information protection could affect our operations.

China’s Cybersecurity Law, Data Security Law and Personal Information Protection Law lay down three legal mechanisms for cross-border data transfers out of China, including regulator-led security assessment, the China standard contractual clause and privacy protection certification. Regulations enacted on March 22, 2024 exempted from any security assessment the export of personal data necessary for performing a contract for which the individual is a contracting party, such as online shopping, cross-border delivery and cross-border payment. Our operations are conducted entirely within China, so we do not believe that these regulations will impact our business, but future laws and regulations that impact the use and management of personal information could have an adverse effect on our operations should we collect such information.

Thank you very much for your consideration.

Sincerely,

/s/ Steven W. Schuster
Steven W. Schuster

SWS/hm